UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FS MVP Private Markets Fund

(Name of Subject Company (Issuer))

FS MVP Private Markets Fund

(Name of Filing Person(s) (Issuer))

Class A, Class D and Class I Shares of Beneficial Interest

(Title of Class of Securities)

30331V306, 30331V108 and 30331V207

(CUSIP Number of class of securities)

Michael C. Forman

FS MVP Private Markets Fund

9 Old Kings Highway South

Darien, Connecticut 06820

(203) 662-3456

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

August 4, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

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[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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This final amendment (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by FS MVP Private Markets Fund (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2025 (together with the Tender Offer Statement on Schedule TO filed by the Fund with the SEC on August 4, 2025, the “Schedule TO”). The Schedule TO relates to the offer by the Fund to repurchase shares of beneficial interest in the Fund ("Shares”) in an aggregate amount up to $62,578,428 on the terms and subject to the conditions set out in the Offer to Purchase (the “Offer”) and the related Letter of Transmittal, pursuant to tenders by shareholders of the Fund (“Shareholders”) at a purchase price equal to the net asset value per Share as of September 30, 2025. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on August 4, 2025.

This Amendment to the Statement is being filed by the Fund to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1. The Fund has received the final results of the tender offer, which expired by 4:00 p.m., Eastern Time, on September 8, 2025.

2. 80,027.136, 0 and 365,801.211 Class A Shares, Class D Shares and Class I Shares, respectively, were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Fund has accepted for purchase 100% of the Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer, at a purchase price equal to the net asset value per share as of September 30, 2025.

3. The net asset value of the Class A Shares, Class D Shares and Class I Shares tendered pursuant to the Offer was calculated as of September 30, 2025 in the amounts of $13.19, $13.49 and $13.60, respectively.

4. The aggregate purchase price for the Shares validly tendered and not withdrawn equals $6,030,454, representing the September 30, 2025 net asset value of the total amount of Shares accepted for purchase by the Fund, less the early repurchase deduction, as applicable, which amount will be paid by the Fund pursuant to the terms of the Offer.

5. Two, zero and Twenty Shareholders of Class A, Class D and Class I, respectively, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares; therefore, pursuant to the terms of the Offer, the Fund paid such Shareholders 90% of the Shareholders’ unaudited net asset value of the Shares tendered. A cash payment in the amount of the unaudited net asset value of the Shares tendered will be paid by the Fund pursuant to the terms of the Offer.

Except as specifically provided herein, the information contained in the Tender Offer Statement, Offer to Purchase and the related Letter of Transmittal previously filed on August 4, 2025 (the “Tender Offer Materials”) remains unchanged and this Amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12(a). Exhibits

Not applicable.

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Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Item 13. Information Required By Schedule 13E-3

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MVP Private Markets Fund

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

November 3, 2025

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EXHIBIT INDEX

EXHIBIT

EX-FILING FEES Calculation of Filing Fee Tables